EXHIBIT 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

					July 8, 2003	Predecessor
					(Date of	October 1,
			Fiscal Years		Formation)	2002	Fiscal Years
	Thirty-Nine Weeks Ended		Ended		Through	Through	Ended
	July 1,	July 2,	September 30,		September 30,	July 22,	September 30,
	2006	2005	2005	2004	2003	2003	2002	2001
	(unaudited)
Earnings:
Total earnings (loss)	$9,895	$24,660	$34,687	$13,622	$(5,759)	$(69,969)	$30,629	$14,358
Income tax provision (credit)	4,050	14,858	22,627	6,682	(3,970)	(40,701)	16,804	9,386
Pre tax earnings (loss)	13,945	39,518	57,314	20,304	(9,729)	(110,670)	47,433	23,744

Fixed charges:
Interest charges	58,686	59,228	80,266	74,675	14,233	28,224	36,538	31,926
Interest factor of operating rents	571	476	635	452	163	408	419	365
Total fixed charges	59,257	59,704	80,901	75,127	14,396	28,632	36,957	32,291

Earnings as adjusted	$73,202	$99,222	$138,215	$95,431	$4,667	$(82,038)	$84,390	$56,035

Ratio of earnings to fixed charges (1)	1.2	1.7	1.7	1.3	— (2)	— (2)	2.3	1.7

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.

(2) Earnings were insufficient by $110,670 and $9,729 to cover fixed charges for the period October 1, 2002 through July 22, 2003 and the period July 8, 2003 through September 30, 2003, respectively.